Exhibit (a)(1)(H)

RADISYS CORPORATION

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

FOR RESTRICTED STOCK UNITS OR NEW OPTIONS

ELECTION FORM FOR EMAIL

OR FACSIMILE TRANSMISSION

THIS OFFER EXPIRES AT 12:00 P.M. (NOON), PACIFIC TIME, ON NOVEMBER 3, 2009,

UNLESS THE OFFER IS EXTENDED

We are offering eligible employees the opportunity to exchange certain outstanding eligible options for new awards of restricted stock units, except for eligible employees in Canada, who will receive new stock options (the “offer”). Before signing this election form, you are advised to obtain and read the documents that comprise this offer, including (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options dated October 5, 2009, (the “Offer to Exchange”), (2) the e-mail announcements of the exchange offer from Brian Bronson, the Company’s Chief Financial Officer, dated October 5, 2009, with Login ID and password information for the RadiSys Corporation exchange offer website, (3) this election form, together with its instructions and other related documents. The offer is subject to the terms of these documents, as they may be amended. The documents are available at https://www.radisys.equitybenefits.com.

These documents were filed with the Securities and Exchange Commission as exhibits to the RadiSys Corporation Schedule TO Tender Offer Statement. You can access these documents through the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

The offer provides eligible employees the opportunity to exchange eligible options for restricted stock units or new options, as set forth in the Offer to Exchange. This offer expires at 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless extended. PLEASE FOLLOW THE INSTRUCTIONS ASSOCIATED WITH THIS ELECTION FORM.

If you choose to participate in the offer, please follow the instructions below.

☐ Yes, I wish to participate in the offer as to ALL of my eligible option grants.

(All of my eligible options will be cancelled irrevocably on the cancellation date, currently expected to be November 3, 2009.)

OR

☐ Yes, I wish to participate in the offer as to some of my eligible option grants listed below:

(please list each eligible option you wish to elect)

Grant Number	Grant Date

(Only eligible options that are specifically listed above will be cancelled irrevocably on the cancellation date, currently expected to be November 3, 2009.)

☐ I elect to withdraw my previous elections and reject the offer.

(I understand that this election form will replace any election and any withdrawal I previously submitted.)

SUBMIT THIS ELECTION FORM NO LATER THAN 12:00 P.M. (NOON), PACIFIC

TIME, ON NOVEMBER 3, 2009, UNLESS THE OFFER IS EXTENDED.

In making this election, you agree that we may use, collect and transfer your personal data for the purpose of implementing, administering and managing your participation in the offer. Such personal data may be transferred to us and to any third parties assisting us with the offer, and these recipients may be located in the U.S. or elsewhere.

To participate in the offer to exchange some or all of your eligible options, you must complete and submit your election in accordance with the instructions below forming part of the terms and conditions of the offer, via our exchange offer website at https://www.radisys.equitybenefits.com by 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless the offer is extended. Only elections that are complete and actually received by us by the deadline will be accepted. Elections may be submitted only via the exchange offer website or, if you are not able to submit your election electronically using the exchange offer website, by facsimile or email. Elections submitted by any other means, including hand delivery, interoffice, U.S. post (or other mail), and Federal Express (or similar delivery service), are not permitted.

INSTRUCTIONS

To elect to exchange all your eligible options, check the box next to “Yes, I wish to participate in the offer as to ALL of my eligible option grants,” sign this form and return it in accordance with these instructions.

To elect to exchange some of your eligible options, check the box next to “Yes, I wish to participate in the offer as to some of my eligible option grants listed below,” list the grants you want to exchange, sign this form and return it in accordance with these instructions.

To change your previous election, you will need to sign a new properly completed and signed election form prior to the expiration of the offer by 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless the offer is extended, in accordance with these instructions.

To withdraw your previous elections and reject the offer, do not check any boxes other than the box indicating that you elect to withdraw your election and reject the offer. Then sign this form and return it in accordance with these instructions.

You can elect to exchange your eligible options, or after making an election, you can change your election withdraw from the offer, anytime while the offer remains open. If we extend the offer, you may submit a new election form with respect to some or all of your eligible options at any time until the extended offer expires. The last valid election in place prior to the expiration of the offer shall control.

If you are not able to submit your election electronically via the exchange offer website as a result of technical failures of the website, such as the website being unavailable or not accepting your election, or if you do not otherwise have access to the option exchange website for any reason, including lack of Internet service, you must complete this election form on paper and return it via email to equityadmin@radisys.com with the subject line: “Elect”, or by facsimile to 503-615-1312 before 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless the offer is extended. To obtain a paper election form, please contact equityadmin@radisys.com or send a facsimile to 503-615-1312, stating your first and last name, your telephone number and an email address if one is available.

DELIVERY OF YOUR PAPER ELECTION FORM OTHER THAN VIA EMAIL OR FACSIMILE, OR TO A NUMBER OTHER THAN THE FACSIMILE NUMBER ABOVE OR AN ADDRESS OTHER THAN THE EMAIL ADDRESS ABOVE, WILL NOT CONSTITUTE VALID DELIVERY.

We will not accept delivery of any election form after expiration of the offer. If we do not receive a properly completed and duly executed election form (either electronically through the exchange offer website or through a paper election form) from you before the expiration of the offer, we will not accept your eligible options for exchange and such eligible options will not be exchanged pursuant to this offer and will remain outstanding and in effect in accordance with their existing terms.

We intend to confirm the receipt of your election form by email within two U.S. business days. If you have not received an email confirmation, we recommend that you confirm that we have received your election form. If you need to confirm receipt after two U.S. business days have elapsed, you may email equityadmin@radisys.com or send a facsimile to 503-615-1312.

If you are using a paper election form, you must physically sign the election form for it to be valid. You should make a copy of your paper election form and retain it for your records.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

TERMS OF NEW AWARDS

In accordance with the terms outlined in the offer documents, if you elect to exchange your eligible options, the number of new awards you receive will be determined based on an exchange ratio taking into consideration the exercise price and the remaining term of your exchanged options, among other factors.

Your new awards will be subject to new vesting schedules and will be unvested at the time of grant, regardless of whether your exchanged options were partially or wholly vested. Vesting on any date is subject to your continued service to the Company or its subsidiaries through each relevant vesting date, subject to special vesting events. Other terms of your new awards will be different from your eligible options, as described in Section 9 of the Offer to Exchange, titled “Source and Amount of Consideration; Terms of RSUs and New Options.” Validly exchanged eligible options will be cancelled on the date new awards are granted and will be displayed in your E*trade account as soon as administratively possible. You will lose your rights to all exchanged options that are cancelled under the offer.

Please refer to the restricted stock unit agreements and new option agreements (including any country-specific appendix), as applicable, for the full terms of new awards. The offer documents are available on the exchange offer website at https://www.radisys.equitybenefits.com or on the SEC website at www.sec.gov.

AGREEMENT TO TERMS OF ELECTION

By electing to exchange your eligible options, you agree to all of the following:

1. You hereby agree to exchange your eligible options for new awards as indicated on this election form in accordance with the terms of the offer as set forth in the Offer to Exchange of which you hereby acknowledge receipt. Each eligible option indicated on this election form will be cancelled promptly following the expiration of the offer. A new award will be granted to you promptly following the expiration of the offer.

2. The offer is currently set to expire at by 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless we in our discretion, extend the offer.

3. If you cease to be employed by the Company or its subsidiaries before the new award grant date, you will not receive a new award. Instead, your eligible options will expire in accordance with their terms.

4. Until the expiration of the offer, you will have the right to change or withdraw the elections that you have made with respect to some or all of your eligible options that you elected to exchange. However, after the expiration of the offer, you may not change or withdraw your election. The last properly submitted election, whether electronically or in paper form, prior to the expiration of the offer shall be binding. Due to certain requirements under U.S. securities laws, an exception to this rule is that if we have not accepted your properly tendered options by 9:00 p.m., Pacific Time, on December 2, 2009 (which is the 40th U.S. business day following the commencement of the offer), you may withdraw your options at any time thereafter but prior to our acceptance.

5. The tender of some or all of your eligible options will constitute your acceptance of all of the terms and conditions of the offer. Acceptance by the Company of your eligible options for exchange pursuant to the offer will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the offer.

6. You are the registered holder of the eligible options tendered hereby, and your name and other information appearing on this election form are true and correct.

7. You are not required to tender some or all of your eligible options pursuant to the offer.

8. The Company and/or any independent firms hired with respect to the offer cannot give you legal, tax or investment advice with respect to the offer, and you have been advised to consult with your own legal, tax and investment advisors as to the consequences of participating or not participating in the offer.

9. Under certain circumstances set forth in the Offer to Exchange, the Company may terminate or amend the offer and postpone its acceptance of the eligible options you have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.

10. You acknowledge that the Company recommends that you consult a professional financial advisor to discuss your individual situation.

11. You acknowledge that your new awards will be subject to a new restricted stock unit agreement or a new option agreement (including any country-specific appendix), as applicable, effective upon the new award grant date. New restricted stock unit agreements and new option agreements (including any country-specific appendix), are available on the exchange offer website at https://www.radisys.equitybenefits.com or on the SEC website at www.sec.gov.

EMPLOYEE ACCEPTANCE OF THE OFFER

Date:
Employee Signature

Employee Name (Please print)

Employee Email